UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011.
Commission File Number: 001-31221
Total number of pages: 2

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: March 15, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Effect of 2011 Tohoku - Pacific Ocean Earthquake

Table of Contents

NTT DOCOMO, INC.
President and CEO: Ryuji Yamada
Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
March 15, 2011
Notice Concerning Effect of 2011 Tohoku - Pacific Ocean Earthquake
NTT DOCOMO, INC. extends its deepest condolences to all those affected by the powerfully destructive earthquake that occurred on March 11, 2011.
Establishing connections using DOCOMO mobile phones, especially in the Tohoku Region, has become difficult or impossible in some areas. DOCOMO expresses its sincere apology to all customers inconvenienced by this situation.
DOCOMO is currently making a full, nationwide effort to restore services by using mobile base-station vehicles, power-supply vehicles and generators, and is providing support to the earthquake victims through disaster-relief measures.
The damage and financial impact of the earthquake on DOCOMO’s business is currently unclear. If there is any material impact, an announcement will be issued.
The earthquake’s impact on DOCOMO’s operations includes the following:
1.	Communication Services

(1)	Affected Areas

Currently, DOCOMO is aware that services have been impacted in varying degrees in the following regions:
-	Parts of Tohoku Region (Miyagi, Fukushima, Iwate, Aomori, Yamagata and Akita prefectures)

-	Parts of Kanto Region (Tokyo, and Kanagawa, Chiba, Ibaraki and Tochigi prefectures)
(2)	Communication Facilities
-
Due to the interruption of services caused by power outages and other conditions, voice calls and data communication services are currently unavailable in parts of the Tohoku and Kanto regions (2,470 base stations unavailable as of 10 a.m., March 15, 2011).

-	Voice calls on the “FOMA” 3G network are experiencing connection difficulties due to heavy traffic, especially in the Tohoku Region.
(3)	i-mode Disaster Message Board Service
-	Regions where users can post messages on the Disaster Message Board Tohoku Region: Miyagi, Fukushima, Iwate, Aomori, Yamagata and Akita prefectures

Kanto-Koshinetsu Region: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata prefectures
-	Regions where users can view messages on the Disaster Message Board Nationwide

-	URL where messages may be viewed via PHS or PC http://dengon.docomo.ne.jp/top.cgi
2.	Assistance for Disaster-relief Activities

DOCOMO is lending satellite and regular mobile phones to government bodies and the Japan Ground Self-Defense Force to support their communication needs.

3.	Related matters

Some docomo Shops are temporarily closed or operating on non-standard schedules.
# # #
Media inquiries:
     Shoichiro Kaneko or Takuya Ori
     International PR
     Public Relations Department
     Tel: +81-3-5156-1366
     Fax: +81-3-5501-3408
     Inquiries may also be made through the following URL: http://www.nttdocomo.com/contact